SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2013
REGISTRATIONS BRANCH
19

SECURI ON

13014353

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53101

OD 6/26/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 04/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lurie Besikof Lapidus Private Investment Banking, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 Wayzata Boulevard
(No. and Street)

Minneapolis	Minnesota	55405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin B. Besikof — 612-381-8879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	Louisiana	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 7/2/13

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of April 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

...APRATO
...Minnesota
... Jan 31, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

FINANCIAL STATEMENTS

APRIL 30, 2013

P&N Postlethwaite & Netterville

A Professional Accounting Corporation

www.pncpa.com

TABLE OF CONTENTS

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Lurie Besikof Lapidus Private Investment Banking, LLC (the Company), as of April 30, 2013, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to on the previous page present fairly, in all material respects, the financial position of Lurie Besikof Lapidus Private Investment Banking, LLC, as of April 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 24, 2013

LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2013

ASSETS

Cash	$ 21,300

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ -
Member's equity	21,300
	$ 21,300

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2013

REVENUES	
Merger and acquisition fees	$ 1,427,000
EXPENSES	
Operating expenses	702,392
NET INCOME	$ 724,608

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2013

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, May 1, 2012	$ 459,233	$ (409,647)	$ 49,586
Additional capital contributed	48,000	-	48,000
Distributions to the parent company	-	(800,894)	(800,894)
Net income	-	724,608	724,608
Balance, April 30, 2013	$ 507,233	$ (485,933)	$ 21,300

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED APRIL 30, 2013

Subordinated borrowings at May 1, 2012	$ -
Increases	-
Decreases	-
Subordinated borrowings at April 30, 2013	$ -

The accompanying notes are an integral part of this financial statement.

LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 724,608
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts payable	(3,786)
Decrease in due to parent	(43,621)
Net cash provided by operating activities	677,201
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid to the parent company	(800,894)
Additional capital contributed	48,000
Net cash used in financing activities	(752,894)
NET DECREASE IN CASH	(75,693)
Cash, beginning of year	96,993
Cash, end of year	$ 21,300

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC
MINNEAPOLIS, MINNESOTA

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Lurie Besikof Lapidus Private Investment Banking, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is primarily an agent for clients in merger and acquisition transactions generally in the Midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Merger and acquisition fees are recognized primarily as transactions are completed.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years open for assessments are the years ending on or after April 30, 2010.

Cash

For purposes of the statement of cash flows, cash included all amounts on hand and amounts on deposit at financial institutions.

2. Related Party Transactions and Balance

The Company shares office facilities with its Parent Company and various charges were incurred for rent, lease of employee, and other administrative expenses, which amounted to $597,229. The Company is responsible for its own direct expenses.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at April 30, 2013, the net capital ratio was 0.00 and net capital was $21,300, which exceeded the minimum capital requirement by $16,300.

The Company operates under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the remaining provisions of the rule. All accounts are on a fully disclosed basis. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

4. Concentration

The Company earned approximately 95% of its merger and acquisition fees from four clients.

5. Credit Risk

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

6. Subsequent Events

Management has evaluated subsequent events through June 24, 2013, the date that the financial statements were available to be issued and determined that no events have occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these statements.

SUPPLEMENTARY INFORMATION

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 of The Securities and Exchange Commission

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Lurie Besikof Lapidus Private Investment Banking, LLC as of and for the year ended April 30, 2013, and have issued our report thereon dated June 24, 2013, which contained an unmodified opinion on those financial statements, appears on pages 1 and 2. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 24, 2013

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC MINNEAPOLIS, MINNESOTA

SCHEDULE I COMPUTATION OF NET CAPITAL APRIL 30, 2013

NET CAPITAL		
Member's equity	$	21,300
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
EXCESS NET CAPITAL	$	16,300
AGGREGATE INDEBTEDNESS	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report.

See independent auditors' report on supplementary information.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

**Report on Internal Control Required By
SEC Rule 17a-5 For a Broker-Dealer Claiming
An Exemption From SEC Rule 15c3-3**

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Lurie Besikof Lapidus Private Investment Banking, LLC (the Company), as of and for the year ended April 30, 2013, (on which we have issued our report thereon dated June 24, 2013), in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 24, 2013

AGREED-UPON PROCEDURES

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Accountants' Report
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2013, which were agreed to by Lurie Besikof Lapidus Private Investment Banking, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Lurie Besikof Lapidus Private Investment Banking, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lurie Besikof Lapidus Private Investment Banking, LLC's management is responsible for Lurie Besikof Lapidus Private Investment Banking, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled check), noting no differences less payments made with exclusion of interest;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2013, as applicable with the amounts reported in Form SIPC-7 for the period from May 1, 2012 to April 30, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, as there were no adjustments proposed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, as there were no adjustments proposed; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, as there was no prior overpayment applied.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such as opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed on the previous page and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 24, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended April 30, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-053101 FINRA APR 7/2/2001
Lurie Besikof Lapidus Put In B LLC
2501 Wayzata Blvd
Minneapolis, MN 55405

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Justin B. Besikof 612.381.8879

2. A. General Assessment (item 2e from page 2)	$3,568
B. Less payment made with SIPC-6 filed (exclude interest) 1/25/13 Date Paid	(600)
C. Less prior overpayment applied	(0)
D. Assessment balance due or (overpayment)	2,968
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F. Total assessment balance and interest due (or overpayment carried forward)	$2,968
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $2,968	
H. Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lurie Besikof Lapidus Private Investment Banking, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 29 day of April, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning May 1, 2012
and ending April 30, 2013
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,427,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $1,427,000

2e. General Assessment @ .0025 $3,568

(to page 1, line 2.A.)